SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. __)*

                              Millennium Cell Inc.
                              --------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                    60038b105
                                    ---------
                                 (CUSIP Number)

                                January 30, 2003
                                ----------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]   Rule 13d-1(b)

        [X]   Rule 13d-1(c)

        [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 60038b105                                                 Page 2 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Cavallo Capital Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
     (See Item 6)                                           (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            3,101,199 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                3,101,199 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,101,199 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP NO. 60038b105                                                 Page 3 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Pine Ridge Financial, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
     (See Item 6)                                           (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            3,101,199 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                3,101,199 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,101,199 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP NO. 60038b105                                                 Page 4 of 8

Item 1(a). Name of Issuer:
           Millennium Cell Inc. (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:
           1 Industrial Way West, Eatontown, New Jersey 07724.

Item 2(a). Name of Persons Filing:
           Cavallo Capital Corp. ("Cavallo")
           Pine Ridge Financial, Inc. ("Pine Ridge")

Item 2(b). Address of Principal Business Office or, if None, Residence:
           Cavallo:
           --------
           660 Madison Avenue, 18th floor, New York, NY  10021.
           Pine Ridge:
           -----------
           Gonzalez-Ruiz & Aleman (BVI) Limited, Wickhams Cay I, Vanterpool Plaza, P.O.Box 873, Road Town, Tortolla, BVI.

Item 2(c). Citizenship:
           Cavallo:
           --------
           New York.
           Pine Ridge:
           -----------
           British Virgin Islands.

Item 2(d). Title of Class of Securities:
           Common Stock, $.001 par value (the "Common Stock").

Item 2(e). CUSIP Number:
           60038b105

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:

           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
           (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
           (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
           (e) [ ] An investment advisor in accordance with Rule 13-d(b)(1)(ii)(E);
           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
           (i) [ ] A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
           (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                  SCHEDULE 13G
CUSIP NO. 60038b105                                                 Page 5 of 8

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentages of securities of the issuer identified in Item 1.

     Cavallo:
     --------

     (a)  Amount beneficially owned:
          3,101,199 shares of Common Stock(1)

     (b)  Percent of class:
          9.9% (based on 29,491,192 shares of Common Stock outstanding, as reported by the Company).

     (c)  Number of shares to which Cavallo has:

          (i)   Sole power to vote or direct the vote:
                -0-

          (ii)  Shared power to vote or direct the vote:
                3,101,199 shares of Common Stock(1)

          (iii) Sole power to dispose or to direct the disposition of:
                -0-

          (iv)  Shared power to dispose of or direct the disposition of:
                3,101,199 shares of Common Stock(1)

     Pine Ridge:
     -----------

     (a)  Amount beneficially owned:
          3,101,199 shares of Common Stock(1)


-----------------

(1) Includes shares of Common Stock issuable to Pine Ridge upon: (i) exercise of certain common stock purchase warrants issued to Pine Ridge by the Company and (ii) conversion of certain convertible debentures issued to Pine Ridge by the Company. The terms of such warrants and debentures preclude the holder thereof from exercising or converting (as applicable) its warrant or debenture (as applicable) if such exercise or conversion (as applicable) would result in such holder and its affiliates beneficially owning in excess of 9.999% of the outstanding shares of Common Stock following such exercise or conversion (as applicable).

                                  SCHEDULE 13G
CUSIP NO. 60038b105                                                 Page 6 of 8

     (b)  Percent of class:
          9.9% (based on 29,491,192 shares of Common Stock outstanding, as reported by the Company).

     (c)  Number of shares to which Pine Ridge has:
          (i)   Sole power to vote or direct the vote:
                -0-

          (ii)  Shared power to vote or direct the vote:
                3,101,199 shares of Common Stock(1).

          (iii) Sole power to dispose or to direct the disposition of:
                -0-

          (iv)  Shared power to dispose of or direct the disposition of:
                3,101,199 shares of Common Stock(1)

Item 5.   Ownership of Five Percent or Less of a Class:

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Pursuant to an investment management agreement between Pine Ridge and Cavallo, Cavallo has the power to sell or vote on behalf of Pine Ridge, some or all of the shares of Common Stock to which this report relates.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          See the Joint Filing Agreement attached as an exhibit hereto.

Item 9.   Notice of Dissolution of a Group.

          Not applicable.

Item 10.  Certification.

          By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 60038b105                                                 Page 7 of 8

                             JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby executed this agreement as of January 30, 2003.
                                 Cavallo Capital Corp.

                                 /s/ Avi Vigder
                                 --------------------------
                                 Name:  Avi Vigder
                                 Title: Managing Director


                                 Pine Ridge Financial, Inc.

                                 By: Cavallo Capital Corp., Investment Manager

                                 /s/ Avi Vigder
                                 --------------------------
                                 Name:  Avi Vigder
                                 Title: Managing Director

                                  SCHEDULE 13G
CUSIP NO. 60038b105                                                 Page 8 of 8

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: As of January 30, 2003.

                                 Cavallo Capital Corp.

                                 /s/ Avi Vigder
                                 --------------------------
                                 Name:  Avi Vigder
                                 Title: Managing Director


                                 Pine Ridge Financial, Inc.

                                 By: Cavallo Capital Corp., Investment Manager

                                 /s/ Avi Vigder
                                 --------------------------
                                 Name:  Avi Vigder
                                 Title: Managing Director